UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
       ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Harmony Global Foods, LLC

Legal status of issuer:

     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     New Jersey

     Date of organization:
     9/15/2020

Physical address of issuer:

115 Watchung Avenue, Apt 2
Montclair, NJ 07043

Website of issuer:

www.harmonyglobalfoods.com

Current number of employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$140,188	$28,859
Cash & Cash Equivalents	$120,038	$3,336
Accounts Receivable	$0	$0
Short-term Debt	$448	$0
Long-term Debt	$123,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($89,915)	($8,641)

December 21, 2022

Harmony Global Foods, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Harmony Global Foods, LLC ("Harmony Global Foods", the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.harmonyglobalfoods.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is December 21, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Christine Gregory
(Signature]

Member/Manager
[Title]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Christine Gregory
[Signature]

Member/Manager
[Title]

December 21, 2022
[Date]

/s/Terrence Williams
[Signature]

Member/Manager
[Title]

December 21, 2022
[Date]

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller, or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Directors of The Company

The Company does not have a board of directors.

Officers of The Company

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Christine Gregory	President	September 2020 – Present	Attorney	NAACP- Legal Defense and Educational Fund (LDF)
Terrence B. Williams	Chief Operating Officer	September 2020 – Present	Vice President - Human Resources	Community Food Bank of New Jersey

Christine Gregory serves as a strategic thought partner to the President and Director-Counsel and the Associate Director-Counsel for the alignment of LDF's internal operations, practices, and procedures with its social justice mission and institutional objectives. She co-created and oversees key program areas including, the Marshall Motley Scholarship Program, an innovative educational opportunity to develop the next generation of civil rights attorneys, and LDF's corporate partnership program which provides consultative feedback to participating companies that seek to maximize their DEI initiatives. Christine is responsible for the implementation of institution-wide change management processes such as strategic planning, document management, employee performance feedback, LDF's transition to telework, and COVID-19 return to office protocols, among others.

Terrence Williams, as VP of Human resources, is responsible for creating and driving talent management strategies, processes, and programs aimed at supporting CFBNJ's mission - to fight hunger and poverty by engaging, educating, and empowering all sectors of society in the fight. Prior to his work with CFBNJ, Terrence was the Deputy Director with the ACLU – OTG Management where he oversaw all areas of HR including talent management and acquisition, diversity and inclusion, compensation, labor/management relations, learning and development, benefits administration, and wellness, risk management, and HR operations. Continuously assess the organization for cultural norms and myths that present challenges to the successful execution of HR and organizational goals, objectives, and enablement. Developed and implemented talent, diversity, and equity strategies into the HR framework and processes.
Principal Security Holders

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christine Gregory	Membership Interests	51%
Terence Williams	Membership Interests	49%

**The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

Business and Anticipated Business Plan

Grocery store revenues have reached historic highs during the pandemic; however, they are failing to provide consumers with a range of ethnic food options that reflect the diversity of the American palette. Consumer research shows that people are looking beyond the usual food offerings for more variety in their food choices that are authentic, flavorful, and easy to prepare.

We seek to offer the consumer a delicious, authentic, culturally blended meal that is easy to prepare, and beyond the usual food flavor profiles. The meal kits will be organized into easy-to-follow, step-by-step instructions that will give consumers a head start on a foolproof cooking experience. It will also demystify the preparation of ethnic cuisine in a way that will have wide appeal and draw a broad base of consumers to our brand.

At Harmony Global Foods, we pride ourselves on making modern ethnic cuisine that is rooted in tradition while pushing the limits on new and exciting flavors. Our food is always vibrant, flavor-forward, and made with high-quality, all-natural ingredients.

Harmony Global Foods was created out of the desire to meet the demands of ethnic food lovers that are vastly under-served by grocery stores and meal kit delivery services. Preparing an ethnic meal at home typically requires a trip to two or three grocery stores to collect all of the ingredients, because most mainstream markets relegate ethnic food products to a single-aisle where offerings tend to be of low quality and full of preservatives. Also, few meal kit delivery services specialize in cultural cuisine with an emphasis on authenticity and high-quality ingredients. We will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere.

Ultimately, Harmony Global Foods will position itself as a house of brands that offer consumers ethnic-inspired products from a variety of cultures.

We expect to gross $832K in incremental sales the first year, derived mainly from direct-to-consumer sales. Growth in years two and three will build on the success of year one through retail sales and are expected to be at $1.6M and $2.5M, respectively. The company will aim to maintain a minimum of 65% gross profit margin and reasonable operating expenses to net $1.1M to $1.3 in years 2 and 3, respectively.

Goals for the first year of operation include:

- Establish a strong relationship with co-packer
- Develop an effective marketing plan
- Reach sales goals from DTC in year one
- Be recognized as a distinct business or best in class for black-owned CPG food category
- Donate a portion of our profits to a food rescue or social justice charity

We intend to pursue a two-pronged business model: (1) direct to consumer (DTC) e-fulfillment through a partnership with a national co-packer (2) retail and wholesale to big-box and mid-market retailers, as well as local grocers (e.g., Costco, BJ's and Trader Joes and Shoprite). We intend to pursue lucrative retail and wholesale contracts with retailers after we have successfully launched our DTC strategy which will lend credibility to our efforts while also supplying revenue data, consumer feedback, and brand recognition.

According to a recent LoyaltyOne study, there is an enormous opportunity for retailers in the area of ethnic marketing. Specifically, the study shows that African-American, Asian and Hispanic shoppers are not finding the products they want and need in their local grocery stores, and many say they would buy more from stores that stock ethnic products.

Just as pizza, southern food, sushi, and tacos have become ubiquitous parts of American food culture, the traditions, attitudes, and shopping behaviors of multicultural consumers are influencing mainstream consumers and expanding the multicultural market opportunity. The multicultural selling proposition for marketers and advertisers extends beyond the size of the multicultural population—it benefits a range of consumers seeking unique flavors and products.

Over the next several decades, the U.S. grocery retail experience will increasingly be shaped by multicultural consumers, based on population growth and current shopping behaviors, new research from CPG sales and marketing firm Acosta finds. Net U.S. population growth is estimated at 98 million from 2014 to 2060, with the Hispanic population projected to rise by 64 million in that time, according to Acosta's first "Multicultural The Why? Behind The Buy" study, released in April. Growth is forecast at 22 million for the Asian-American population and 18 million apiece for the African-American and multi-racial segments, while the Caucasian/Non-Hispanic population is expected to decline by 16 million.

In a recent survey, 32% of American consumers in this study said they would pay more for a brand that understands multicultural needs, and nearly half of American adults say they would shop more at a retailer that offers a wider selection of multicultural products.

Harmony Global Foods is a Limited Liability Company organized in the State of New Jersey. Christine Gregory owns 51% of the company. Her partner, Terrence Williams owns a 49% interest.

In Korean, "halmony" means grandmother. The matriarchs of our families lovingly prepared ethnic foods that influenced us at a young age. This inspired us to call our company Harmony Global Foods.



Christine Gregory is the CEO & Co-Founder of Harmony Global Foods. Her parents were fantastic cooks. Her father grew up in South Carolina and her mother immigrated to the United States from Seoul, Korea where her parents met during his tour in the Army. As a self-proclaimed child of the South, her father had a passion for making quintessential "soul food" dishes and her mother made classic Korean meals. On any given evening, it wasn't unusual for her to have pig feet on the table with bulgogi, a side of collard greens, rice, kimchi, and saam (lettuce wraps). She grew up eating the comfort food of two cultures which is where her passion for cooking and eating ethnic food began. Christine is an attorney, but in her spare time, she studies the intersection between race, culture, and food, writes articles and food blogs, and has made presentations around the world about the important role food plays in cultural identity.



Terrence B. Williams, COO, and Co-Founder of Harmony Global Foods. Growing up mostly in Virginia, Terrence watched his grandmother scratch cook sweet and savory Southern-style dishes like chicken and dumplings, pot roast, succotash, sweet potato pie, and her famous pound cake for many years. Her soulful palette not only had a profound effect on his passion for sweet and savory foods, but it was also the main catalyst for his decision to pursue a career in culinary, first as a sous chef and later as a hotel and restaurant leader for well-known large hospitality companies. Terrence has traveled the world experiencing different cuisines and enjoys experimenting with new flavors, never forgetting the inspiration that came from cooking alongside his grandmother as a young child.

Mission

Our mission is to make modern ethnic cuisine that is vibrant, flavor-forward, and rooted in tradition while pushing the limits on new and exciting taste combinations.

Vision

Our vision is to help people see more of themselves, their culture, and traditions in our food.

Advisors



John Csukor is a culinary research chef with over 35 years in the culinary R&D industry influencing the morning breakfast routines of millions of people around the world. He brings a unique combination of culinary business acumen, expertise, ability to communicate on all organizational levels, food product development, and marketing savvy. He's worked on revenue and profitability strategies for companies like Starbucks, Hilton Worldwide and has also helped build branding and presence for food startups and restaurant chains.



John Robitaille is a co-founder of Fusion Strategic Partners with over 40 years of diverse leadership experience as a CEO, VP of Sales and Marketing, Executive Coach, Consultant, and Entrepreneur. John's specialties include strategic planning, sales and marketing, branding, communications, operations, process, and performance improvement, change management, succession planning, human resource management, and contract negotiations, His in-depth experience comes from working with clients within the manufacturing, retail, food and beverage, travel, banking and finance, insurance, healthcare, research, automotive, education, government, and defense industries.



Jim Griffin is a food-focused executive, entrepreneur, and professor with a record of success leading organizations through startup, turnaround, and mature situations. Leader with a unique blend of experience in academic, corporate, and consulting environments. Quickly determines vision, sets clear expectations, and leverages a solid understanding of key drivers to achieve strategy and innovation and strengthen performance, profit, and market differentiation.

Other Personnel/Contractors



Treeva Royes - Creative Art Director. She is adept at creating compelling social imagery, marketing materials, and brand identities for fashion, lifestyle, and beauty brands. Treeva's specializes in art direction, web design, photography, retouching, and consulting from large and small accounts like Tresemmé, Suave, SheaMoisture, Dove, Love Beauty & Planet.



Shannon Robbins - Marketing Director. She provides strategic execution of marketing, advertising, and promotion. Shannon specializes in branding, marketing, writing, social media, strategy, web content, editing, communications, and advertising.

Operations

Harmony Global Foods will partner with Renaissance Food Group a nationwide producer of fresh-cut fruit and vegetables, prepared foods, and foodservice items available via retail and direct-to-consumer foodservice channels. Renaissance Food Group is widely recognized as a market leader for product innovation and high-quality made-to-order food products. Renaissance Food Group is a wholly-owned subsidiary of Calavo Growers, Inc.

Location & Facilities

Harmony Global Foods is located in Montclair, NJ. Their production partner, Renaissance Food Group, has facilities in:

- Clackamas, Oregon
- Sacramento, California
- Riverside, California
- Houston, Texas
- *Midwest Facility (Coming Soon)
- Green Cove Springs, Florida
- Conley, Georgia
- Vineland, New Jersey

Technology & Equipment

Harmony Global Foods will leverage a variety of different digital platforms to efficiently manage its operations. For marketing and advertising, the use of social media platforms, namely Instagram, Facebook, and Google. Web enablement will be provided by WordPress. Customer purchases will be completed on web-enabled software along with customer databases.

Production

Harmony Global Foods will partner with Renaissance Food Group, a fully outfitted manufacturing facility with years of experience and expertise in the fresh industry, with food systems that provide the highest quality products that are shipped from facilities located on the east and west coast.

With a wide range of kitchen capabilities, they offer baked, roasted, blanched, and steamed items, ranging from pasta and grains to custom sauces and cooked vegetable blends, as well as salsa, dips, and spreads, produced in USDA-certified facilities.

Food Safety & Quality

Renaissance Food Group operates a comprehensive Quality Management System assuring that only the safest, freshest, highest-quality products are shipped from their facilities. Their System operates in accordance with the Global Food Safety Initiative (GFSI), which is recognized worldwide as the gold standard of food safety. Their teams of experts are constantly executing and continually evaluating their food safety and quality programs at every level of the company, to deliver safe, delicious food to distribution centers across the country.

Research & Development

Our R&D efforts included the conceptualization of products that addressed the type of business model we endeavor to pursue (DTC & retail) which took into account:

- Store location
- Shelf life
- Value proposition
- Clearly defined target audience

Taking into account our unique customer profile, we gathered insights from consumer surveys, industry research, and personal experience to develop our products and brand guidelines. Our consumer validation process includes:

- Online questionnaires
- Culling of quantitative data
- Consumer reaction for purchase intent and frequency

Our food product development research includes feedback from consumer focus groups alongside our copacker quality assurance (QA) standards.

Market Strategy

Harmony Global Foods will position itself as a market disrupter. Ethnic food lovers are vastly under-served by grocery stores and meal kit delivery services. Mainstream grocery markets relegate ethnic food products to a single-aisle where offerings tend to be of low quality and full of preservatives, and few meal kit delivery services specialize in cultural cuisine with an emphasis on authenticity and high-quality ingredients. Harmony Global Foods will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere. Our first line of products will be focused on Asian cuisine with a Soul food twist. Eventually, we plan to develop other ethnically inspired products that provide exciting food options for ever-evolving consumer tastes.

We will market our products through social media ad buys and web-based cooking demonstrations that will not only provide recipes and cooking techniques but will feature various ethnic foods from a cultural, geographical, and historical lens.

Products & Services

We seek to offer the consumer a delicious, authentic, culturally blended meal that is fresh and ready, easy to prepare, and beyond the usual food flavor profiles. We define fresh and ready as food that is ready to eat in 30 minutes. Meal prep will be organized into easy-to-follow, step-by-step instructions to give consumers a head start on a foolproof cooking experience. It will also demystify the preparation of ethnic cuisine in a way that will have wide appeal and draw a broad base of consumers to our brand.

National Retailer: Chain				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (10oz)	$ 1.49	$ 0.95	$ 0.54	36%
TBK Classic (10oz)	2.78	1.78	1.00	36%
TBK Royal (10oz)	1.68	1.06	0.62	37%
3	**$ 1.98**	**$ 1.26**	**$ 0.72**	**36%**

National Retailer: Big Box				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (16oz)	$ 2.07	$ 1.15	$ 0.92	44%
TBK Classic (16oz)	2.59	1.78	0.81	31%
TBK Royal (16oz)	2.00	1.06	0.94	47%
3	**$ 2.22**	**$ 1.33**	**$ 0.89**	**40%**

National Retailer: Convenience				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (8oz)	$ 1.69	$ 0.84	$ 0.85	50%
TBK Classic (8oz)	2.99	1.56	1.43	48%
TBK Royal (8oz)	1.69	0.90	0.79	47%
3	**$ 2.12**	**$ 1.10**	**$ 1.02**	**48%**

DTC				
Product Lines	Sales Price Per Unit	COGS per Unit	Margin Per Unit	% Margin Per Unit
Christine's w/Veg (16oz)	$ 19.99	$ 1.48	$ 18.51	93%
Christine's w/Chix (19oz)	24.99	5.42	19.57	78%
Christine's w/Beef (19oz)	25.99	5.62	20.37	78%
Christine's w/Pork (19oz)	23.99	5.17	18.82	78%
TBK Classic w/Veg (16oz)	21.99	5.18	16.81	76%
TBK Classic w/Chix (19oz)	25.99	6.48	19.51	75%
TBK Classic w/Beef (19oz)	26.99	6.68	20.31	75%
TBK Classic w/Pork (19oz)	24.99	6.23	18.76	75%
TBK Royal w/Veg (16oz)	19.99	4.87	15.12	76%
TBK Royal w/Chix (19oz)	24.99	6.17	18.82	75%
TBK Royal w/Beef (19oz)	25.99	6.37	19.62	76%
TBK Royal w/Pork (19oz)	23.99	5.17	18.82	78%
12	**$ 24.16**	**$ 5.40**	**$ 18.76**	**78%**

The above illustrates the possible model for DTC retail sales which will be determined once the relationship with the co-packer has been established. Initial COGs were established before the recipe formulations have been confirmed.

Competition

Our competitors are traditional Asian food manufacturers like Bibingo, Annie Chun, and Pulmeone. These are the most well-known brands in the heat and serve the Asian frozen food category.

Target Market

Harmony Global Foods caters to flavor seekers and lovers of ethnic food that are looking for flavor-forward cuisine that is high quality, fresh, and easy to prepare.

Main Consumer Profiles:

"Michelle" (Experienced Shopper) Working mother who needs dinner solutions and is looking for meal options that are flavor-forward, easy to prepare but made from high-quality ingredients. She likes ethnic food and enjoys "take out," but is too practical and cost-conscious to eat out more than once or twice a week. She wants to serve her family meals that are satisfying and enjoyable without feeling guilty about giving them food that is full of salt and preservatives. She shops at Target and Costco and is willing to pay for high-quality food but is concerned about value.

"Armand" (Discerning) Eating is a hobby and status-seeking. He seeks clean label cuisine and pays attention to ingredients, salt levels, preservatives, and overall quality. He has a high discretionary income and is willing to invest in food that will support his dietary objectives.

"Ethan" (College Student) Adventurous eater and lover of ethnic food. Loves "take out" but is on a budget and cannot afford Door Dash or Uber Eats more than 2x per week. He is seeking a flavor-forward alternative that is easy to prepare and affordable. He is athletic and body-conscious He tries to eat reasonably healthy. He tries to increase his protein intake whenever possible but loves carbs and finds them very satisfying.

Distribution

Distribution logistics will all be managed through the co-packer, Renaissance Food Group, as part of a micro-fulfillment arrangement.

Promotion

Harmony Global Foods will require an array of marketing tactics that include (but are not necessarily limited to) organic and paid social media, digital advertising, public relations, and search engine marketing, with recommended timeframes and budget for each. Plans for marketing and promotion include:

- Establish a LinkedIn page on behalf of Harmony Global Foods;
- Develop a strategy for building followers on Facebook, Instagram, LinkedIn, Pinterest, and Twitter;
- Develop a posting schedule for July - December 2021;
- Draft content/assets for those posts;
- Execute the schedule;
- Monitor accounts for feedback and interactions; and,
- Compile an analytics report to provide key insights.

Revenue Strategy

We intend to pursue a two-pronged business model: (1) establish a presence as a DTC online retail business (e.g., Green Chef or Blue Apron) and continue to expand our fresh and healthy ethnic meal kit offerings using social media and membership discounts; (2) successfully sell our products to national and local grocers as well as big-box retailers across the country (e.g., Costco, BJ's and Trader Joes and Shoprite).

We are seeking to develop relationships with co-packers as a means to managing our cost of producing one unit to optimize our margin for revenue. The marginal cost per unit is relatively high at smaller quantities of output so we are seeking to successfully bid on larger purchases with big-box retailers to reduce our costs and establish a minimum contribution margin needed to make a profit. By using a co-packer, we also have a better grasp of our variable costs. Co-packing allows us to reduce the time to fulfill orders while also granting us the ability to scale up or create products that have to be FDA-approved.

Our Revenue Model:

- Cost Determination – We have yet to fully determine what our fixed and variable costs will be as we are working on developing the initial product offering. We believe that most if not all fixed costs will be handled by the co-packer and depending on the financing of the business, a business loan for an initial injection of capital would have to be repaid.
- Pricing Strategy – In the early stages of the launch, less focus will be placed on capturing market penetration. The goal is to successfully establish the initial product offering and get past the proof-of-concept stage. A market penetration analysis can be conducted in Years 2-3 of the business plan. Wholesale and retail program fees and costs will be computed into the COS and managed through co-packer and pricing and distribution strategy. To maintain competitive pricing, we will endeavor to monitor competitive trends and consumer behaviors in both retail and digital markets and ensure that we are maintaining a profitable contribution margin.
- Product Distribution - The co-packaging arrangement will be leveraged to manage costs associated with distribution. We are planning to launch a DTC strategy and as such, we will be both retail and digitally deployed by Year 3. Once the DTC strategy is implemented, there will need to be another contract established for order fulfillment and delivery (e.g., Amazon).

We believe that there is a demand for fresh and ready-meal kits but have not fully determined the pace at which this business will grow. We estimate that the demand will double year over year for the first three years. We anticipate that as more competitors enter this space, there could be a higher demand for our product followed by a decrease in profit margin per unit.

Marketing Mix – To sustain the growth of the organization, continuous product development and distribution and promotional strategies and tactics will need to be supported through R&D and marketing services. That said, Harmony Global Foods will be the umbrella company and each product will have its own revenue stream should have its own P&L, and may even be considered a different sub-business unit (SBU). Once established, each product can be licensed out to distributors to be produced at a larger scale.

Financial Projections

Revenues	FY 2022	FY 2023	FY 2024
National Retailer: Chain	$ 53,550	$ 274,129	$ 336,421
National Retailer: Big Box	59,940	306,841	376,566
National Retailer: Convenience	57,330	293,480	360,169
DTC	130,446	667,770	819,511
Total Revenues	**$ 301,266**	**$ 1,542,219**	**$ 1,892,666**
Cost of Goods Sold			
National Retailer: Chain	$ 34,110	$ 174,613	$ 214,292
National Retailer: Big Box	35,910	183,828	225,600
National Retailer: Convenience	29,700	152,038	186,587
DTC	29,161	149,279	183,200
Total COGS	**$ 128,881**	**$ 659,758**	**$ 809,679**
Gross Profit			
National Retailer: Chain	$ 19,440	$ 99,516	$ 122,129
National Retailer: Big Box	24,030	123,013	150,965
National Retailer: Convenience	27,630	141,442	173,582
DTC	101,285	518,491	636,311
Total Gross Profit	**$ 172,385**	**$ 882,461**	**$ 1,082,987**
Groos Profit %	**57.2%**	**57.2%**	**57.2%**

Operating Expenses	FY 2022	FY 2023	FY 2024
Advertising and Marketing	$ 36,000	$ 41,400	$ 47,610
Car and Truck Expenses	-	-	-
Commissions and Fees	-	-	-
Contract Labor (Not included in payroll)	-	-	-
Employee Health Insurance	6,000	6,900	7,935
Employee Pension Programs	-	-	-
Federal Unemployment Tax (FUTA)	200	230	265
Independent Contractors	-	-	-
Insurance (other than health)	3,000	3,450	3,968
Legal and Professional Services	5,250	6,038	6,943
Licenses	15,000	17,250	19,838
Medicare	540	621	714
Miscellaneous	600	690	794
Office Expense (cell phone services)	4,800	5,520	6,348
Other Employee Benefit Programs	-	-	-
Payroll Taxes and Benefits	5,166	5,941	6,832
Rent or Lease -- Other Business Property	-	-	-
Rent or Lease -- Vehicles, Machinery, Equipment	-	-	-
Repairs and Maintenance	-	-	-
Salaries & Wages - Full-Time Employees	-	-	-
Salaries & Wages - Owner(s)	99,600	114,540	131,721
Salaries & Wages - Part-Time Employees	-	-	-
Social Security	1,208	1,389	1,598
State Unemployment Tax (SUTA)	-	-	-
Supplies	900	1,035	1,190
Travel, Meals and Entertainment	900	1,035	1,190
Utilities	450	518	595
Worker's Compensation	1,500	1,725	1,984
Total Operating Expenses	**$ 181,114**	**$ 208,281**	**$ 239,523**
EBITDA	**$ (8,729)**	**$ 674,180**	**$ 843,464**
EBITDA %	**-2.9%**	**43.7%**	**44.6%**



	FY 2022	FY 2023	FY 2024
■ Revenue	$301,266	$1,542,219	$1,892,666
■ COGS	$128,881	$659,758	$809,679
■ Gross Profit	$172,385	$882,461	$1,082,987
■ Operating Expenses	$181,114	$208,281	$239,523
■ EBITDA	$(8,729)	$674,180	$843,464

Risk Factors

"Best-Efforts Offering

 The offering of these securities is on a "best-efforts" basis. The Company has not contracted with an underwriter, placement agent, or any other person to purchase or sell all or a portion of its securities and there is no assurance that it can sell or any of the securities.

No guarantee of return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, that it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the security Offering. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering statement and security agreement.

Limited operating history

The Company is a start-up company with no or limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products. The Company has no prior experience in building this type of business, and there can be no assurance that the Company will be successful in its efforts. The inability of the Company to develop a diverse base of customers would have a substantial negative impact on the Company and your investment.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Security Agreement.

Management's discretion as to use of proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or possibly terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Right to extend the offering deadline

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an

Offering Deadline; however, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Target Amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate.

No audited or reviewed financial statements

The Company has not had its financial information audited or reviewed by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team.

Tax returns have not yet been filed

The Company has not yet filed any tax returns.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities prior to making an investment.

The Offering

The purpose of this offering is to raise funds that the Company will use to fund its current and future operations as detailed in the business plan described above.

Use of Funds				
Description	At Target Amount		At Maximum Amount	
Total Proceeds	$	50,000	$	250,000
Less: Offering Expenses		(4,000)		(20,000)
Net Proceeds	**$**	**46,000**	**$**	**230,000**
Use of Net Proceeds				
Sales & Marketing	$	41,000	$	60,000
Product Development		5,000		50,000
Salaries & Wages		-		100,000
General & Administrative		-		20,000
Total Use of Funds	**$**	**46,000**	**$**	**230,000**

Ownership and Capital Structure

The securities being offered are Revenue Sharing Agreements, as defined in the Revenue Sharing Agreement, in the Company. The Company is seeking to raise a target amount of **$50,000** with a maximum amount of **$250,000** from potential Investors through the offer and sale of the securities. The attached Revenue Sharing Agreement details all terms of the offering and should any information in this document be different than the information contained in the Revenue Sharing Agreement, the Revenue Sharing Agreement will govern.

The securities entitle the Investor to receive Revenue Share payments commencing with the termination of the Offering. An investor in the Revenue Sharing Agreements shall be entitled to receive Revenue Sharing Agreement Payments from the Company as detailed in Exhibit A of the Security Agreement. Payments shall continue until the earlier of: (i) the term of the bonds; or (ii) the termination of this Agreement as provided herein.

Do the securities offered have voting rights? ☐ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

How may the terms of the securities offered be modified?

The terms of the securities offered may not be modified, altered, or amended.

Restrictions on Transfer of the Securities Being Offered

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15

U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred::

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 4.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Common Stock:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Debt Securities:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:
Other:				
None			☐ Yes ☐ No	☐ Yes ☐ No Specify:

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Revenue Sharing Agreements.

What are the risks to purchasers of the securities relating to minority ownership in the issuer?

There are no risks to purchasers of the securities relating to minority ownership in the issuer.

What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the issuer or of assets of the issuer or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Growth & Development Bond Amount, Buy-Out the Company's obligations to the Investor under this Agreement and terminate this Agreement by paying the Investor an amount equal to all outstanding principal and accrued interest.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

Describe the material terms of any indebtedness of the issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

What other exempt offerings have the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
July 30, 2021 – December 7, 2021	Regulation CF	RSAs	$164,500	See "Use of Funds" detail

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) **any director or officer of the issuer;**
    (2) **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    (3) **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    (4) **any immediate family member of any of the foregoing persons.**

☐ Yes ☒ No

Financial Condition of the Issuer

Does the issuer have an operating history? ☒ Yes ☐ No

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Harmony Global Foods, LLC was organized on September 15, 2020, under the laws of the State of New Jersey, and is headquartered in Montclair, New Jersey.

Harmony Global Foods was created out of the desire to meet the demands of ethnic food lovers that are vastly under-served by grocery stores and meal kit delivery services. Preparing an ethnic meal at home typically requires a trip to two or three grocery stores to collect all of the ingredients, because most mainstream markets relegate ethnic food products to a single-aisle where offerings tend to be of low quality and full of preservatives. Also, few meal kit delivery services specialize in cultural cuisine with an emphasis on authenticity and high-quality ingredients. We will focus exclusively on creating innovative global flavor profiles that are not easily replicated or found elsewhere.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2021, the Company had an aggregate of $120,038 in cash and cash equivalents.

Liquidity and Capital Resources

In December 2021, the Company completed an offering pursuant to Regulation CF and raised $164,500.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

Harmony Global Foods LLC

Statement of Income

	2020	2021
REVENUES		
Total Revenue	$ -	$ -
Cost of Goods Sold	-	-
GROSS PROFIT	$ -	$ -
OPERATING EXPENSES		
Accounting	$ -	$ 500
Amortization	1,343	5,373
Bank Charges	-	106
Commissions	-	2,000
Computer	-	154
Domain name	24	-
Dues and subscriptions	-	192
Equipment rent	-	280
Insurance	-	256
Marketing Expense	1,121	21,644
Startup expenses	5,000	-
Meals @ 100% allowed	-	583
Office expense	-	1,200
Outside services	-	4,500
Permits and fees	-	78
Postage/Shipping	-	360
Software	-	960
Supplies	-	1,690
Travel	-	1,197
Credit card fees	-	435
Crowdfunding admin fees	-	1,500
Photography	-	6,025
Product development	-	40,308
Website maintenance	1,153	-
Web hosting	-	573
TOTAL OPERATING EXPENSES	$ 8,641	$ 89,914
NET OPERATING INCOME	$ (8,641)	$ (89,914)

Harmony Global Foods LLC
Balance Sheet

		2020		2021
ASSETS				
Cash & Equivalents	$	3,336	$	120,038
Accounts Receivable		-		-
Intangible assets		26,866		26,866
Less accumulated amortization		(1,343)		(6,716)
Total intangible assets		25,523		20,150
TOTAL ASSETS	$	28,859	$	140,188
LIABILITIES & EQUITY				
Accounts Payable		-		-
Short-Term Debt		-		448
Long-Term Debt		-		123,000
TOTAL LIABILITIES	$	-	$	123,448
Retained earnings		-		(8,641)
Contributed capital		37,500		115,295
Net income		(8,641)		(89,914)
TOTAL PARTNERS' EQUITY	$	28,859	$	16,740
TOTAL LIABILITIES & EQUITY	$	28,859	$	140,188

Harmony Global Foods LLC
Statement of Cash Flows

	2020		2021
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	$ -	$	3,336
NET INCOME (LOSS)	$ (8,641)	$	(89,914)
Operating Activities:			
Amortization	1,343		5,373
Investing Activities:			
Change in Intangible assets	$ (26,866)	$	-
Financing Activities:			
Change in Short-term debt	-		448
Change in Long-term debt	-		123,000
Change in Capital contributions	37,500		77,795
NET INCREASE (DECREASE) IN CASH	$ 3,336	$	116,702
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 3,336	$	120,038